SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                17 December 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 17 December, 2007 re: 'Publication of Final Terms'



                           Publication of Final Terms


The following Final Terms are available for viewing:

1. Final Terms for Lloyds TSB Group plc's U.S.$10,000,000 Notes due 6 December 2008 (the "Tranche 1 Notes") issued pursuant to a base prospectus dated 23 May 2007 for a Private Placement by Lloyds TSB Group plc of U.S.$2,000,000,000 Thirteen-Month Extendible Short-Term Notes and U.S.$1,500,000,000 Thirteen-Month Extendible Short-Term Notes (the "Base Prospectus"); and

2. Final Terms for Lloyds TSB Group plc's U.S.$10,000,000 Notes due 6 December 2008 (the "Tranche 2 Notes", and together with the Tranche 1 Notes, the "Notes") issued pursuant to the Base Prospectus.

The Final Terms for the Tranche 1 Notes contains the final terms of the Tranche 1 Notes and the Final Terms for the Tranche 2 Notes contains the final terms of the Tranche 2 Notes. The respective Final Terms of the Notes must be read in conjunction with the Base Prospectus, which constitutes a base prospectus for the purposes of the Prospectus Directive.

To view the full documents, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/0640k_1-2007-12-17.pdf

http://www.rns-pdf.londonstockexchange.com/rns/0640k_2-2007-12-17.pdf


The full documents are also available for viewing at the Document Viewing Facility of the UK Listing Authority at 25 The North Colonnade, Canary Wharf, London E14 5HS.


For further information, please contact

The Press Office

Tel:      +44 20 7356 2493
Fax:      +44 20 7356 2494

Investor Relations

Michael Oliver
Tel:      +44 20 7356 1273
E-mail:   investor.relations@ltsb-finance.co.uk

Lloyds TSB Group plc

Head Office
25 Gresham Street
London
EC2V 7HN


Disclaimer - Intended Addressees

Please note that the information contained in the relevant Final Terms (when read together with the information in the Base Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the relevant Final Terms and the Base Prospectus is not addressed. Prior to relying on the information contained in the relevant Final Terms and Base Prospectus you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     17 December, 2007